EXHIBIT 99.1

Caledonia Mining Corporation Plc: Accident at Blanket Mine

St Helier, CHANNEL ISLANDS, Feb. 26, 2018 (GLOBE NEWSWIRE) --

Caledonia Mining Corporation Plc (TSX:CAL)(NYSE:CMCL)(AIM:CMCL) regrets to announce a fatality at the Blanket Mine in Zimbabwe in a mining-related accident on 23 February 2018.

The accident occurred in the Blanket Quartz Reef area of the mine. Management has notified the Minister of Mines and Mining Development and the Inspector of Mines and will provide all the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiry into this incident. Production in the section has stopped pending an investigation.

Until such a time as the outcome of this enquiry has been reached, no further details can be released. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Steve Curtis, Chief Executive Officer, said:

“It is with great sadness that we announce a fatal accident at Blanket Mine during the night shift on the 23rd of February. I join with all of my colleagues and fellow directors in expressing our sincere condolences to the family and friends of the deceased."

Caledonia Mining Corporation Plc
Mark Learmonth
Tel: +44 1534 679 802

Maurice Mason
Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp
Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray
Tel: +44 207 138 3204